File Number 70-8759


                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC  20549

                            Post-Effective Amendment No. 3
                                          to
                                       Form U-1

                   APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
                             HOLDING COMPANY ACT OF 1935

                                          By

                           CONSOLIDATED NATURAL GAS COMPANY
                            CNG INTERNATIONAL CORPORATION
                                      CNG Tower
                                  625 Liberty Avenue
                         Pittsburgh, Pennsylvania 15222-3199

           Consolidated Natural Gas Company, a registered holding company, is the parent of the other party

                      Names and addresses of agents for service:

                        S. E. WILLIAMS, Senior Vice President
                                 and General Counsel
                           Consolidated Natural Gas Company
                                      CNG Tower
                                  625 Liberty Avenue
                         Pittsburgh, Pennsylvania 15222-3199


                           N. F. CHANDLER, General Attorney
                    Consolidated Natural Gas Service Company, Inc.
                                      CNG Tower
                                  625 Liberty Avenue
                         Pittsburgh, Pennsylvania 15222-3199

                                                        File Number 70-8759


                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                            Post-Effective Amendment No. 3
                                          to
                                       FORM U-1

                   APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
                             HOLDING COMPANY ACT OF 1935



          Item 1.   Description of Proposed Transaction
                    -----------------------------------

          1.1  Introduction. Consolidated Natural Gas Company (the "Company"

               ------------

     or "CNG"), a registered holding company under the Public Utility Holding

     Company Act of 1935, seeks to expand the geographic scope of certain of its core business activities to foreign energy markets.  These activities,

     which will be conducted through CNG's newly-formed subsidiary CNG

     International Corporation ("CNG International"), include gas transmission and storage, gas exploration and production, the brokering and marketing of electricity, gas and other energy commodities, energy consulting in foreign energy markets, and the provision of administrative, technical,

     construction, operating, maintenance and other management services to nonassociates with respect to their foreign operations (collectively,

     "Foreign Energy Activities").

          By order dated May 30, 1996, CNG was authorized to establish CNG

     International to invest in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") located outside of the United States.

     Holding Co. Act Release No. 26523.<1>  The order further authorized the formation and capitalization of intermediate subsidiaries to hold interests in such EWGs and FUCOs, and the provision of up to $300 million credit support for these entities.  The order, however, reserved jurisdiction over the proposed investment of up to $300 million in Foreign Energy

     ---------------------

     <1>  A notice of the filing was issued on February 9, 1996.  No requests for hearing were received.

     Activities, the up to $300 million credit support as it relates to these activities, and related transactions.

          Accordingly, CNG requests authority through March 31, 2001 to invest up to $300 million through CNG International in gas transmission and storage, gas exploration and production, and energy brokering and marketing activities outside of the United States.  To the extent Commission approval may be required, CNG further requests authority to provide guarantees and other credit support for these activities through March 31, 2001, up to an aggregate amount of $300 million at any one time outstanding, and for related transactions.  In this post-effective amendment, CNG seeks specific authority with respect to proposed investments by CNG International of up to $50 million in a Bolivian pipeline project, and up to $25 million in an

     Uruguayan pipeline project, including the formation and capitalization of such entities as may be required to hold CNG International's interests in the pipeline projects and related transactions, and asks the Commission to reserve jurisdiction over the balance of the proposed transactions,

     including retention of the oil pipeline in connection with the Bolivian project.

	CNG has been providing, and will continue to provide, copies of filings in this matter to its state regulators, Ohio Public Utilities

      Commission, Pennsylvania Public Utility Commission, and West Virginia

      Public Service Commission.  There has been no adverse comment from those regulators.

          Time is of the essence.  As explained herein, the bid bond in connection with the Bolivian project must be submitted in the near future.

     Accordingly, CNG requests the Commission issue its order approving the proposed investments no later than October 25, 1996.

          1.2  Background. CNG, through its subsidiaries, is engaged in all

               ----------

     phases of the natural gas business: exploration, production, purchasing,

     gathering, transmission, storage, distribution and marketing.  It is also involved in gas storage activities and the extraction and sale of oil,

     condensate, natural gasoline, butane, propane and ethane, and electric power marketing.

          For the year ending December 31, 1995, CNG had operating revenues of

     $3.307 billion.  As of December 31, 1995, CNG had consolidated assets of

     $5.418 billion.

          CNG continues to be one of the financially strongest companies in the industry.  The ratio of long-term debt to total capitalization is a conservative 35 percent.  The major rating agencies maintain high quality credit ratings of AA, AA-minus or A for the Company's senior debentures,

     and its commercial paper has the highest ratings.  These factors combine to give CNG flexibility and a solid foundation for its business strategy.

          As part of its business strategy, the Company is systematically seeking new ventures, both international and domestic, that will build upon the system's core competency as a provider of energy and energy services.

          In 1995, CNG formed a strategic alliance with EnergyAustralia,

     Australia's largest electric utility.  CNG is helping EnergyAustralia to develop its natural gas marketing capabilities in the restructured

     Australian energy market.  It is anticipated that the two companies together will identify and develop energy infrastructure projects in

     Australia and Asia.

          Earlier this year, the Commission authorized CNG to enter into a joint venture with two Canadian firms: Hydro-Quebec, North America's largest and lowest-cost generator of electricity, and Noverco, parent of Quebec's largest gas distributor.<2>  It is anticipated that the companies together will market a broad range of electric, gas and other energy supplies and services initially in the northeastern United States but may move into other market areas.



     ----------------------

     <2>  Consolidated Natural Gas Co., Holding Co. Act Release No. 26512 (Apr.
          ----------------------------
          30, 1996).

          As the Commission has recognized, the energy industry is rapidly evolving.  Competition is overtaking regulation as the guiding force.<3>

     As recent events illustrate, the industry is moving quickly toward a more integrated, more dynamic global energy marketplace.  The Wall Street

                              ------

     Journal, on August 13, 1996, reported that the first-ever Mexican gas concession has been awarded to a consortium of U.S. and Mexican firms:

          The exclusive, 12-year concession to serve the border city of Mexicali, begins a privatization process that will open the entire country to natural-gas providers, creating a $3 billion-a-year market for private utilities over the next decade, according to industry sources.<4>

     The following day, the Journal reported that "giant energy companies,

     mainly U.S. ones, are vying to dominate access routes between Latin

     America's natural-gas fields and its big cities."  The paper reported that:

          Neighboring countries in the Southern Cone . . . have decided that knitting a vast gas-delivery system is the solution to the energy shortages that are accompanying their fast economic growth. Within 20 years, the network will connect gas fields in the Patagonian desert of Argentina and the jungles of Bolivia and Peru with the cities of Buenos Aires, Santiago, Sao Paulo and Rio de Janeiro. It will cross some of the world's most environmentally sensitive areas. And it will cost billions of dollars, mostly from private-sector coffers.

                              *     *     *     *     *

          [The current situation] is a mess that needs to be sorted out soon. Brazil has run out of feasible hydroelectricity sites, and gas is far less polluting than oil. Electricity shortages are just a year or two away. "We are already operating without a margin of error," says Carlos Roberto Silvestrin, director of Agencia Desenvolvimento Tiete Parana, a private-sector development group in Brazil. "We need gas, and we need it quickly."

     At present, CNG is constrained by the 1935 Act from participating fully in these developing markets.  In contrast, non-registered U.S. companies, such



     --------------------
     <3>  See generally The Regulation of Public-Utility Holding Companies,
          ----------------------------------------------------------------
          Securities and Exchange Commission, Division of Investment Management
          (1995)("Study").

     <4>  The U.S. companies in the winning consortium, were Enova's San Diego
          Gas & Electric Co. and Pacific Enterprises' Southern California Gas
          Co.

     as Enron Corp., CMS Energy Corp., and AES Corp., are already actively competing in Latin gas markets.

          The ability to participate in international gas markets is critical to

     CNG's long-term continued success.  Although CNG intends to strengthen and expand its core businesses of local gas distribution and interstate gas transportation, it also intends to pursue opportunities for growth in the unregulated parts of the energy market, including gas exploration and production, transportation and storage, and brokering and marketing of gas,

     electricity and other forms of energy -- the activities that are the subject of this filing.  By pursuing these activities in highly competitive foreign markets, CNG will gain expertise that will benefit its domestic utility consumers.

          In this regard, it is important to note that the Company's primary focus will continue to be on customers and opportunities domestically, even as it seeks to participate in carefully selected projects in key international markets.

          1.3  Foreign Energy Activities.  CNG has identified core

               -------------------------

     competencies in which it can best respond to opportunities for growth in foreign energy markets.  Accordingly, in this post-effective amendment, CNG proposes that CNG International be authorized to identify, evaluate and engage in gas exploration and production, transmission and storage, and energy marketing activities in the foreign energy sector.

          Gas-Related Activities.  The world gas industry is rapidly evolving.

          ----------------------

     Until recently, production companies (generally oil companies) have been multinational in scope while distribution companies have been limited to domestic markets.<5> Institutional changes, however, such as the opening of the gas market to new entrants, provide the conditions for a transformation of the gas business from a more domestically focused one into a more global industry.  Some companies, such as British Gas and

     Enron, have already designed and adopted strategies to become major actors in the global gas market.<6>

          A number of factors have contributed to the increased use of natural gas over the last decade.  Gas produces about half the carbon dioxide emissions of coal and about two thirds the emissions of fuel oil.  Thomas

     Land, writing for the Petroleum Economist Ltd. [UK] states, "The growing global need for environmentally clean fuel and availability of the plentiful natural gas reserves can be expected to combine as the major factor determining international trade and other economic activities in the medium term."<7>

          In a similar vein, Andrew Slaughter who is responsible for DRI/McGraw-

     Hill's International Energy Services comments that natural gas receives high marks for its environmental advantages, abundance, widespread geographical dispersion of its reserves, and the overall economics of gas use versus other fuels.<8>  Slaughter sees the strongest regional growth


     --------------------
     <5>  Gas transportation by pipeline has been handled by consortiums of producing and buying companies, while liquid natural gas has been typically in the hands of the major oil companies.

     <6>  The investing community measures Consolidated's performance against the Value Line group of diversified natural gas companies (see Exhibit B-1), many of which are aggressively moving into international markets.

     <7>  Growth of Gas Could Boost World Economy; International Monetary Fund
          --------------------------------------------------------------------
          Report on Natural Gas, Gas World International, May 1994.
          ---------------------

     <8>  Power Generation Key to Global Natural Gas, Electrical World, Nov.
          ------------------------------------------
          1994.

     rates in Latin America and the Asia/Pacific region.<9>  Energy, the economy and the environment will become even more closely linked as market globalization intensifies.<10>

          The development of energy infrastructure overseas, including hydrocarbon reserves, oil and gas pipelines, gas storage facilities, power generation, electric transmission lines, and retail distribution, also contributes to global energy security and price stabilization.  To the extent that there are additions to the supply and related infrastructure of different forms of energy that compete with each other, there will be less price volatility caused by disruption in any one energy source.

          CNG, as one of the largest integrated energy suppliers in the United

     States, has already responded to challenges in the domestic market by devoting additional resources to exploration and production, expanding its pipeline and storage capacity, and developing its energy services business.

     CNG now wishes to build upon this expertise to enable it to compete effectively in the global energy market.  The additional knowledge derived from these ventures will enable CNG to better serve consumers in the increasingly competitive domestic markets.

          Energy Marketing.  CNG is currently authorized to engage in the

          ----------------

     brokering and marketing of gas through its wholly-owned subsidiary CNG



     -------------------
     <9>  A list of natural gas-fired facilities by region is attached as
          Exhibit B-2.

     <10> Infrastructure investments result in orders for goods and services which frequently will be supplied by U.S. firms. Examples in the energy sector would include pipe, compressors, turbines, engineering services, construction management, and operating management. Filed as Exhibit B-3 are a number of news releases of the Export-Import Bank of the United States regarding foreign energy projects that have been supported by Bank financing and the importance of exports to the domestic economy. The Bank's support is directly related to an estimated 358,000 U.S. jobs and indirectly supports 2 million more.

     <11> Among other things, the CNG system is the largest gas storage operator in North America with a total capacity of 876 Bcf, and is arguably the best in the world at operating storage facilities.

     Energy Services Corporation,<12> and the marketing of electricity through its wholly-owned subsidiary CNG Power Services Corporation, an exempt wholesale generator.  CNG, through CNG Energy Arbitrage Corporation, is also authorized to engage in the marketing and brokering of electricity,

     gas and other fuels, the provision of electricity or fuel management services, and related activities and services.<13>  It is anticipated that

     CNG International will invest in brokering and marketing of electricity,

     oil, propane, natural gas liquids and other petroleum products, coal, wood chips and other fuels, in foreign energy markets.<14>

          1.5 Risk Profile of Foreign Energy Activities.  Investments in foreign

              -----------------------------------------

     ventures involve a variety of risks that are not necessarily present in the traditional, regulated public-utility industry.  CNG has addressed these concerns in the first instance by staffing CNG International with experienced professionals who have worked extensively with international project development and financing.<15>  By seeking project partners, using project financing and limiting the size of any one investment, CNG acts to ensure that the risks associated with foreign ventures do not adversely affect the financial strength of the CNG system.  In addition, CNG has established comprehensive procedures to identify and limit or mitigate the risks that may be associated with a specific project.



     --------------------
     <12> See Holding Co. Act Release No. 25600 (Aug. 7, 1992).

     <13> Consolidated Natural Gas Co., Holding Co. Act Release No. 26512
          ---------------------------
     April 30, 1996).

     <14> The proposed combination of gas, electric and other energy commodity brokering and marketing in CNG International or a subsidiary thereof is similar to activities for which CNG Energy has made application in a pending Form U-1 proceeding at File No. 70-8883.

     <15> Additional technical expertise will come primarily from CNG's domestic nonutility operations.

          The Project Review Process.  Every investment opportunity pursued by

          --------------------------

     CNG is subjected to a series of formal reviews to ensure that the project satisfies the Company's standards for investment.  The process begins with the identification of an investment opportunity.  An analysis of the host country focuses on the political and economic stability of the particular country, the government's commitment to energy services, the legal and regulatory framework for private investment, and the potential effect of local business practices with respect to long-term investment of private capital.

          CNG has developed a formula and process for evaluating prospective CNG

     International investments in foreign countries.  The so-called "hurdle rate" study assesses the additional risks of operating in a foreign business environment and the uncertainty of projects in the development and construction stages, or with complex or new technology.

          The required rate of return or "hurdle rate" is calculated for high and low commercial risk projects in the foreign country.  Higher rates are applied to projects in the development and construction phases.  Tables are then prepared showing each country and the appropriate hurdle rates for each project stage.  The tables will be revised on a periodic basis to reflect changes in the country risk premiums, and to include countries where CNG International is actively developing projects.

          The hurdle rate table can then be used by developers to screen potential projects.  If the expected market rate is below the hurdle rate,

     the project can be rejected or the developer can look for income enhancements to boost the expected return on the project.<16>  After the project passes the initial screening process, a more intensive review of the project and the country will be undertaken.  The hurdle rate will be

     ----------------------
     <16> In the past with EWGs and FUCOs, for example, CNG could earn additional income by securing the Operation & Maintenance contract, or by managing the fuel supply to the project.

     further refined to take into account the risk profile of the project.  For example, the rate may be reduced if the developer is able to (i) purchase political risk insurance from the Overseas Private Investment Corporation,

     a U.S. Government agency, or the Multilateral Investment Guarantee Agency,

     a World Bank unit, or (ii) obtain sovereign guarantees from the host government for any of the project contracts or for foreign exchange availability.  The rate may also be modified upward or downward if a detailed review forecasts a significant change in the fundamental economic or political conditions of the country.<17>

          Once project development is undertaken, milestones are established and the project team monitors the major technical, financial, commercial and legal risks associated with the project and the management of those risks.

          In addition, each project is subjected to increasing levels of management review.  Depending on the amount of the potential exposure to the CNG system, a project must be approved by the Chairman and the Chief

     Executive Officer, the Chief Financial Officer, and by the full board of directors of CNG.

          Significantly, this internal review process is largely duplicated by the lenders who provide debt financing for a foreign project, since repayment of the debt will depend, in the first instance, on the success of the project.  Project debt documents typically require the establishment of debt service and other funded reserves.

          CNG has specifically undertaken that it will not seek recovery through higher rates to the CNG system operating companies' customers to compensate it for any possible loss that it might sustain by reason of the proposed Foreign Energy Activities, including the two pipeline projects that are the subject of this post-effective amendment, or for any inadequate returns on such Foreign Energy Activities.

	  CNG has been providing, and will continue to provide, copies of filings in this mater to its state regulators. There has been no adverse comment from those regulators.

    --------------------------

     <17> Attached as Exhibit B-4 is a detailed discussion of risks that are considered in connection with foreign ventures.

          1.6  Immediate Pipeline Investment Opportunities.  Over the past year,

               -------------------------------------------

     CNG has reviewed literally dozens of potential foreign ventures.  On the basis of that review, CNG has identified two projects in Bolivia and

     Uruguay that meet the Company's criteria for investments. Specific authority is requested for those projects as discussed below.

          Bolivia Hydrocarbon Transportation

          ----------------------------------

          Bolivia is privatizing the state-owned oil and gas company Yacimientos

     Petroliferos Fiscales Bolivianos ("YPFB") through a public tender on interests in five separate units: two exploration and production units, one hydrocarbon transportation unit, one refining unit, and one marketing unit. CNG has been prequalified by the Bolivian government to bid for the hydrocarbon transportation unit, which consists almost exclusively of gas pipelines.  It is anticipated that CNG International will participate in a bidding consortium.  The three members of the consortium would have equal economic interests in the bid. <18>

          The successful bidder will acquire a 50% economic interest and operational control of the existing natural gas transmission system in

     Bolivia.<19>  At present, the Bolivian system includes more than 2900 km of gas pipeline covering the southern and central part of the country.

     --------------------
     <18> A list of the qualified bidders for the Bolivian pipeline project is attached as Exhibit B-1.

     <19> The remaining 50% interest will be retained by YPFB.

    Current transmission throughput is about 460 mmcfd including exports to

    Argentina.  Also included is a 35,000 b/d capacity oil pipeline from Santa

    Cruz, Bolivia to Arica, Chile. <20>

         In addition, the successful bidder will acquire 50% of the YPFB position in certain key transportation projects.  YPFB has a key ownership in a proposed major Bolivia to Brazil gas pipeline project, in which from

     283 to 565 mmcfd of gas is planned for export to Brazil.  YPFB's interest includes 51% of the Bolivia portion of the pipeline and 12% of the

     Brazilian portion.  Additional YPFB pipeline projects are under development including pipelines to Chile and Paraguay.

          Bolivia's geographic position affords it the potential for serving a central role in the South American energy market, particularly in the southern cone.  Thus, participation in this capitalization is a key opportunity for CNG to establish a competitive position in these growing energy markets.

          CNG seeks authority to invest up to $50 million in the

     Bolivian project.


     Uruguay Pipeline: Buenos Aires to Montevideo
     --------------------------------------------

          CNG International has been prequalified to submit a bid to construct,

     own, and operate a gas pipeline from Buenos Aires, Argentina to

    -----------------------
    <20>     Based on information provided to CNG by the Bolivian
          government, the present book value of the gas and oil pipelines is approximately $293 million. The oil pipeline assets will initially represent approximately 28% of that total; however, upon completion of the proposed Bolivia to Brazil pipeline project in 1999, that percentage will decrease so that the oil pipeline will represent only 11% of the total pipeline assets. In absolute terms, CNG will acquire one-third of a 50% interest in the project.

               The proposed Bolivia to Brazil gas pipeline, of course, is the reason that CNG is seeking to bid on the hydrocarbon transportation unit. The oil pipeline has been packaged with the gas transportation assets, and bids must be submitted on the project as a whole.

               CNG believes that the oil pipeline is a proper incident of the gas transportation business but requests that the Commission not reach the issue at this time but rather reserve jurisdiction over the retainability of the oil pipeline for a period of three years, During that time, the applicants undertake that they will either demonstrate that the standards of the Act, as set forth in section 11 or as modified by the GRAA, are satisfied with respect to retention of the oil pipeline and obtain a supplemental order of the Commission to that effect, or else divest their interest in the oil pipeline.

     Montevideo, Uruguay.  It is anticipated that final bids will be submitted early this fall.<21>  If successful, CNG would participate in the construction and operation of an approximately 140 mile pipeline,

     including 30 miles under the river Plate, to provide transportation services on a non-discriminatory basis to substantial markets in

     Montevideo <22>.  It is anticipated that this project may eventually connect to other projects such as a planned  pipeline to southern Brazil or a storage facility.  A successful bid on this project, besides providing an economic opportunity, could also provide a basis for developing additional energy markets in this region of South  America.  CNG seeks authority to invest up to $25 million in the project.

     ----------------------
     <21> A list of the prequalified companies for the Uruguay pipeline project is attached as Exhibit B-1.

     <22>  The Uruguayan government may take a minority interest in the pipeline.

          CNG International will carry on the proposed activities through one or more special-purpose subsidiary or associate companies, partnerships,

     limited liability companies, joint ventures or other entities (depending upon the legal and regulatory requirements of the particular project) to be formed with unrelated persons or entities for the sole purpose of engaging in Foreign Energy Activities.

          It is anticipated that financings by and among CNG International and its subsidiaries will be generally exempt pursuant to Rule 52 under the

     Act.  CNG requests the Commission reserve jurisdiction over any financing transactions that are not so exempt. <23>

          Pursuant to the authorizations requested above and without limiting the same, CNG International and its subsidiaries would be able to acquire,

     without further Commission approval, voting or nonvoting stock in one or more corporations, general partnership interests or voting equity interest in one or more other joint business entities such as joint ventures or limited liability companies, or up to 100% of the limited partnership interests in one or more partnerships, provided all of such corporations, partnerships or other entities are established for the sole purpose of engaging in Foreign Energy Activities authorized by the

     Commission.<24>

           CNG International will fund the proposed transactions by (i) selling shares of its common stock, $10,000 par value per share, to CNG, (ii) open account advances as described below, or (iii) long-term loans from CNG, in

     ---------------------------
     <23> CNG will file a post-effective amendment describing the general terms of each such security and requesting a supplemental order of the Commission authorizing such transactions. CNG requests that supplemental orders be issued without further public notice.

     <24> This would be similar to the authorization granted to CNG Energy in
     Commission order dated July 26, 1995, Holding Co. Act Release No. 26341, File No. 70-8621.

     any combination thereof.  The open account advances and long-term loans will have the same effective terms and interest rates as related borrowings of CNG in the forms listed.

           Open account advances may be made to CNG International on a revolving basis to provide working capital and to finance the activities authorized by the Commission.  Open account advances will be made under letter agreement with CNG International and will be repaid on or before a date not more than one year from the date of the first advance with interest at the same effective rate of interest as CNG's weighted average effective rate for commercial paper and/or revolving credit borrowings.

     If no such borrowings are outstanding, the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York.  Only outstanding amounts of open account advances will be calculated against the $300 million cap on financing requested herein.

           CNG may make long-term loans to CNG International for the financing of its activities.  Loans to CNG International shall be evidenced by long-term non-negotiable notes of CNG International (documented by book entry only) maturing over a period of time (not in excess of 50 years) to be determined by the officers of CNG, with the interest predicated on and equal to CNG's cost of funds for comparable borrowings.  In the event CNG has not had recent comparable borrowings, the rates will be tied to the

     Salomon Brothers indicative rate for comparable debt issuances published in Salomon Brothers Inc. Bond Market Roundup or similar publication on the date nearest to the time of takedown. All loans may be prepaid at any time without premium or penalty.

           CNG will obtain the funds required for CNG International either through internal cash generation or from financings at the time authorized by the Commission, such as pursuant to the five year intrasystem financing authorization under Holding Co. Act Release No. 26500 (March 28, 1996).

           Authority is sought for CNG, CNG International and its subsidiaries engaged in Foreign Energy Activities to enter guarantee arrangements,

     obtain letters of credit, and otherwise provide credit support with respect to obligations of their respective subsidiaries to third parties as may be needed and appropriate to enable them to carry on in the ordinary course of their respective businesses.  The maximum aggregate limit on all credit support by CNG, CNG International and its subsidiaries, including the credit support previously authorized for EWGs and FUCOs, will be up to

     $300 million at any one time outstanding.  The $300 million in guarantees and other credit support is in addition to the $300 million investment authority requested elsewhere herein.


     RULE 54 SATISFIED

          Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such  registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if  Rules 53(a), (b) or (c) are satisfied.

      Currently CNG owns indirectly, through CNG Power Services Corporation,

      an EWG, a 1% general partnership interest in Lakewood Cogeneration, L.P.

      ("Lakewood"), also an EWG.  CNG Power Company, a wholly-owned subsidiary of CNG Energy Services Corporation, owns a 34% limited partnership interest in Lakewood.  CNG does not own any interests in a

      FUCO.  CNG believe that Rule 53(a), (b) and (c) are satisfied in its case as follows.

          Fifty percent of CNG's retained earning as of June 30, 1996 was $716,932,000; CNG's aggregate investment (as defined in Rule

      53(a)(1)(i)) in Lakewood on such date and in both its EWGs as of the date of filing of this Post-Effective Amendment is estimated to be approximately $18,000,000, thereby satisfying Rule 53(a)(1).

      CNG and its subsidiaries maintain books and records to identify the investments in and earning from its EWGs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2).  In addition, the books and records of each such entity are kept in conformity with the United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and CNG undertakes to provide the SEC access to such books and records and financial statements as it may request.  Employees of CNG's domestic public-utility companies at this time do not render services,

      directly or indirectly, to the EWGs in the CNG system, thereby satisfying

      Rule 53(a)(3).  Copies of the Form U-1 filings and the other filings required pursuant to Rule 53(a)(4) are being sent to the state regulators. None of the condition described in Rule 53(b) exist with respect to CNG, thereby satisfying Rule 53(b) and making rule

      53(c) inapplicable.

     Item 2.     Fees, Commissions and Expenses.

                 ------------------------------

           The fees, commissions and expenses to be paid or incurred in connection with the filing of this Application-Declaration are estimated not to exceed $25,000, including the Commission's $2,000 filing fee,

     fees payable to  Consolidated Natural Gas Service Company, Inc.

     ("Service Company") for services on a cost basis (including fees of regularly employed counsel).



     Item 3.     Applicable Statutory Provisions.

                 -------------------------------

           3.1   Authorization Requested.  By order dated May 30, 1996, CNG was

                 -----------------------

     authorized to establish CNG International to invest in FUCOs and EWGs located outside of the United States.  Holding Co. Act Release No.

     26523. The order further authorized the formation and capitalization of intermediate subsidiaries to hold interests in such EWGs and FUCOs, and the provision of $300 million credit support for these entities.  The order, however, reserved jurisdiction over the proposed investment of up to $300 million in Foreign Energy Activities, the up to $300 million credit support as it relates to these activities, and related transactions.

           CNG now requests authority through March 31, 2001 to invest up to

     $300 million through CNG International in gas transmission and storage, gas exploration and production, and energy brokering and marketing activities outside of the United States.  To the extent Commission approval may be required, CNG further requests authority to provide guarantees and other credit support for these activities through March 31, 2001, up to an aggregate amount of $300 million at any one time outstanding, and for related transactions.  In this post-effective amendment, CNG seeks specific authority with respect to proposed investments by CNG International of up to $50 million in a Bolivian pipeline project, and up to $25 million in an

     Uruguayan pipeline project, including the formation and capitalization of such entities as may be required to hold CNG International's interests in the pipeline projects and related transactions, and asks the Commission to reserve jurisdiction over the balance of the proposed transactions,

     including the retention of the oil pipeline in connection with the

     Bolivian project.

           3.2   General Provisions.  The proposal herein is subject to sections

                 ------------------

     9(a), 10, 11, 32 and rule 54 and the Gas Related Activities Act of 1990.

     If, however, the Commission considers the proposed transactions to require any authorization, approval or exemption, under any section of the Act or rule or regulation other than those cited hereinabove, such authorization,

     approval or exemption is hereby requested.


           3.3   Analysis of Section 11 Issues.

                 -----------------------------

           Under section 10(c)(1) of the Act, the SEC cannot approve an acquisition that would be "detrimental to the carrying out of the provisions of section 11."  That section, in turn, directs the SEC to limit the nonutility interests of a registered holding company to those that are

     "reasonably incidental, or economically necessary or appropriate" to such company's utility operations, including interests in any other business which the SEC finds "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system."

           In the instant matter, these requirements are satisfied either by reason of the Gas Related Activities Act of 1990 ("GRAA"),<25> the plain meaning of section 11(b)(1) or consistent with SEC precedent under sections

     9, 10 and 11 of the Act.

     1.    MANY OF THE FOREIGN ENERGY ACTIVITIES CAN BE AUTHORIZED UNDER THE

           GRAA.

           The GRAA deems the requirements of section 11(b)(1) to be met with respect to certain gas-related activities.  In particular, the proposed gas transportation and storage activities are deemed to satisfy section

     11(b)(1) pursuant to section 2(a) of the GRAA.  The remaining activities,

     relating to gas exploration, development, production, marketing,

     manufacture and other similar activities related to the supply of natural or manufactured gas ("gas supply activities"), can be found to satisfy the standards of section 11 pursuant to section 2(b) of the GRAA.  That section, in turn, requires a Commission finding that the proposed activity:

           is in the interest of consumers of each gas utility company of such registered company or consumers of any other subsidiary of such registered company; and . . .

     ---------------------
     <25>  Pub. L. No. 101-572, 104 Stat. 2810 (codified at 15 U.S.C. sec. 79k note).

           such acquisition will not be detrimental to the interest of consumers of any such gas utility company or other subsidiary as to the proper functioning of the registered holding company system.

     Section 2(c) of the GRAA provides that each determination be made "on a case-by-case basis, and not based on any preset criteria."

           The proposed gas supply activities clearly satisfy the standards for approval under section 2(b) of the GRAA.  These activities are in the interest of system consumers.  The activities of CNG International will benefit domestic utility consumers both directly, by enabling CNG to develop greater expertise in operating in competitive markets, and indirectly, by generating economic profits that will contribute to the financial strength of the CNG system and so result in continued low rates for CNG's consumers.  Such profits would be due, in part, to the higher rate of return associated with investments in foreign energy markets.

            As used in the GRAA, the term "consumers" also refers to customers of other system companies, such as pipelines and other nonutility subsidiaries.<26>  To succeed in a competitive marketplace, CNG

     International must provide benefits for these consumers as well.  The interchange of technical and other expertise, between the domestic and foreign portions of the CNG system will also contribute to the strength of the system as a whole.  Energy markets in other parts of the world are more developed than those in the Unites States.  The ability to move technological and market intelligence to and from CNG's domestic markets will make the Company more competitive, and so benefit consumers of both utility and nonutility companies in the CNG system.  In addition, the proposed activities will contribute to the optimal use of system resources,

     allowing such resources to be deployed over larger market areas, and permitting full utilization of system personnel.

     ------------------------
     <26>  National Fuel Gas Co., Holding Co. Act Release No. 26181 (Dec. 6,
          ---------------------
     1994).

           Further, as the sponsors of the GRAA recognized:

           Technical advances and expertise may also be developed through these activities that may benefit consumers. Finally, there may exist assets that are either surplus to the needs of the system or that have developed in the normal course of system operations. Use of these assets to maximize their value is recognized as a benefit to customers only so long as the proposed activity does not create a detriment to system customers. <27>

     In this matter, investors and not consumers will bear the risks that may be associated with these new ventures.  As explained previously, CNG conducts a thorough review of any proposed investment, with a view toward risk management.  The international operations will be conducted with the same prudence and sound business judgment that has resulted in CNG's present status as one of the country's most financially sound energy providers.

 	   There is no geographic limit under the GRAA.  In this matter, the public interest standard is readily satisfied.

    For the reasons explained previously, the proposed activities will not lead to a recurrence of the abuses the Act was intended to correct.<28>


     2.    THE PROPOSED ACTIVITIES SATISFY THE PLAIN MEANING OF SECTION
           11(b)(1).

           The proposed activities can be approved under sections 9, 10 and 11 of the Act.  In the first instance, gas transmission and storage,

     exploration and development, and the marketing and brokering of energy commodities all satisfy the plain meaning of section 11: they are both

     "reasonably incidental, or economically necessary or appropriate" to CNG's utility operations and "not detrimental" to the protected interests or to


     -----------------------
     <27>  S17585 Cong. Rec. (Oct. 27, 1990).

     <28>  See Gaz Metropolitain, Inc., Holding Co. Act Release No. 26170 (Nov.
           --- -----------------------
           23, 1994) (permitting a foreign holding company to acquire U.S. utility operations), and Southern Co., Holding Co. Act Release No.
                                       ------------
           25639 (Sept. 23, 1992) (permitting acquisition of foreign utility operations by a registered holding company).

     the proper functioning of the CNG system.  There is precedent for this approach.  At the end of 1994, the SEC approved a proposal by The Southern

     Company to develop a wireless communications system to provide services to system companies and regional nonassociates.  In addition to approving the transaction under the functional relationship test, the SEC noted that the activities were permissible under the plain meaning of section 11, as

     "reasonably incidental, or economically necessary or appropriate" to the system's core utility operations, and "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental" to the proper functioning of the integrated system.<29>

           Thereafter, in its study of the regulation of public-utility holding companies, the Division of Investment Management recommended that the SEC adopt a more flexible approach to diversification.  The study stated that:

           Specifically, the Division contemplates an interpretation of the language of section 11(b)(1) that would allow registered holding companies to engage in nonutility businesses that are economically appropriate and in the public interest, regardless of whether such
                                                     --------------------------
           activities are ancillary to the utility business (emphasis added).
           ------------------------------------------------

     The report cited the Southern mobile communications order discussed above,

                             --------

     and the 1946 Study of Operations.<30>  The Division's recommendation is noteworthy because, as the staff is aware, the report was the result of a year-long process of consensus-building at all levels of the SEC, in consultation with congressional staff and the NARUC, as well as the companies and other interested parties.



     -----------------------
     <29>  Southern Co., Holding Co. Act Release No. 26211 (Dec. 30, 1994).
           ------------

     <30>  Study of Operations Pursuant to Public Utility Holding Company Act of
           ---------------------------------------------------------------------
           1935:  Hearings before the Securities Subcommittee of the House of
           ------------------------------------------------------------------
           Representatives Committee on Interstate and Foreign Commerce, 79th
           ------------------------------------------------------------
           Cong., 2d Sess., pt. 3 at 851 (1946).

     3. THE PROPOSED ACTIVITIES ARE CONSISTENT WITH COMMISSION PRECEDENT UNDER SECTIONS 9, 10 AND 11 OF THE ACT.

          In the alternative, the activities are consistent with Commission precedent.  Clearly, gas transmission and storage, gas exploration and production, and the marketing and brokering of energy commodities are all closely related to the CNG system's core utility business.  The fact that these activities will be conducted outside of the United States does not destroy that relationship.

          Although the SEC has traditionally required an operating or

     "functional relationship" between the nonutility business and the system's utility operations, the interpretation of this test has evolved in recent years, in response to changes in the utility industry.  In 1995, in an order removing the percentage limitation on the EUA system's energy management services business, the SEC found the standards of section 11 satisfied because the subject activities were "closely related to the core business of the utility."<31>  The SEC explained that:

          The Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be refashioned from time to time to keep pace with changing economic and regulatory climates." The Commission is satisfied that, "On the facts of this matter we do not believe that the proposed acquisition will lead to a recurrence of the evils the Act was intended to address."<32>

     Since the report was issued, the SEC has taken several major steps toward implementing its recommendations.  Proposed rule 58 would exempt from the requirement of prior SEC approval under sections 9(a)(1) and 10 of the Act,

     pursuant to section 9(c)(3), the acquisition by a registered holding

     ---------------------

     <31> Eastern Utilities Associates, Holding Co. Act Release No. 26232 (Feb.
          ----------------------------
          15, 1995) (footnote omitted).

     <32> Id., quoting Union Electric Co., 45 S.E.C. 489, 503 n. 52 (1974),
          ---           -----------------
          aff'd sub nom. City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir.
          ----- --- ---- -----------------------------
          1975), and Southern Co., Holding Co. Act Release No. 25639 (Sept. 23,
                      ------------
          1992) (approving acquisition of foreign public-utility subsidiary companies).

     company of the securities of an energy-related company, subject to certain investment limitations and reporting requirements, and the acquisition by a registered gas-utility holding company of the securities of a gas-related company, subject to certain reporting requirements.<33>

          Most recently, in the CNG Energy Alliance order, the SEC authorized the system to engage, without geographic restriction, in marketing and brokering activities as a full participant in the integrated energy markets.  Under the order, CNG can deal in various types of energy commodities rather than limiting itself to gas, the energy sold by system utilities.<34>  The SEC noted that it is appropriate to assess issues in light of the "changing realities" of the utility industry."



     (i)  THE FOREIGN ENERGY ACTIVITIES ARE CLOSELY RELATED TO CNG'S CORE

          UTILITY BUSINESS.

          The Foreign Energy Activities are "energy-related" or "gas-related"

     within the meaning of proposed rule 58.  The proposed brokering and marketing of electricity and other energy commodities would also be energy-

     related activities under section b(1)(v) of the rule.  The proposing release cites various orders in which registered holding companies have been authorized to engage in energy marketing and brokering activities:

     Consolidated Natural Gas Co., Holding Co. Act Release No. 24329 (Feb. 27,

     --------------------
     <33> Exemption of Acquisition by Registered Public-Utility Holding
          Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and Gas-Related Businesses; Exemptions of Capital Contributions and Advances to Such Companies, Holding Co. Act Release No. 26313 (June 20, 1995).

     <34> Consolidated Natural Gas Co., Holding Co. Act Release No. 26512 (Apr.
          ---------------------------
          30, 1996). The description of the CNG Energy Arbitrage order is taken from Eastern Utilities Associates, Holding Co. Act Release No.
          ----------------------------
          26519 (May 23, 1996), in which the SEC authorized retail marketing of electric power with respect to pilot programs adopted in New Hampshire and Massachusetts.

     1987); Entergy Corp., Holding Co. Act Release No. 25848 (July 8, 1993); and

           ------------

     UNITIL Corp., Holding Co. Act Release No. 25816 (May 24, 1993).  In

     ------------

     addition, as noted above, the SEC has recently authorized CNG in a wide range of energy marketing and brokering activities.<35>

          The activities related to gas exploration and production, transmission and storage, and brokering and marketing of natural gas are all "gas-

     related" activities within the meaning of the rule.  The definition of gas-

     related company under rule 58 is derived, in turn, from the Gas Related

     Activities Act of 1990 in which Congress intended, by permitting gas registered holding companies to invest in gas production, transportation,

     storage, marketing and similar activities, to promote competition in the natural gas markets.  As the SEC noted in the proposing release for rule

     58, "the activities contemplated by the GRAA are per se closely related
                                                      --- --

     to the core utility business of the gas registered holding companies."


     (ii) THE SEC HAS PREVIOUSLY AUTHORIZED REGISTERED HOLDING COMPANIES TO

          ENGAGE IN FOREIGN NONUTILITY ACTIVITIES.

          It is our understanding that the SEC staff distinguishes the instant matter from the precedent largely on the basis of the foreign nature of the proposed activities.  The basis for this distinction, however, is unclear.

     The matter is not unprecedented.  Rather, there is ample precedent in orders issued by the SEC over the past 25 years, permitting registered holding companies to engage in a wide range of nonutility activities worldwide.

          Beginning in 1981, the SEC permitted The Southern Company to provide management, technical and training services to nonassociates including

     "unaffiliated domestic or foreign governmental agencies, public utilities,

     -------------------
     <35> Indeed, a survey of the FERC Docket filings indicates that more than half of the power marketing applicants have gas, as well as electric marketing capability.

     industrial concerns, or entities owning, operating or performing services for any of them."  Southern Co., Holding Co. Act Release No. 22132 (July

                        ------------

     17, 1981).  A year later, the SEC authorized American Electric Power

     Company to sell "management, technical, and training expertise in the open,

     competitive market to non-affiliated entities including domestic and foreign governmental agencies, public utilities and other business concerns."  American Electric Power Co., Holding Co. Act Release No. 22468

                 ---------------------------

     (Apr. 21, 1982).  See also New England Electric System, Holding Co. Act
                       --- ---- ---------------------------

     Release No. 22719 (Nov. 19, 1982), and Middle South Utilities, Holding Co.

                                            ----------------------

     Act Release No. 22828 (Jan. 11, 1983).

          In 1992, the SEC issued a series of orders permitting public-utility holding companies, both registered and exempt, to acquire interests in foreign utility operations.  In authorizing Southern Electric

     International, Inc., a subsidiary of The Southern Company to acquire an ownership interest in an Australian power station, the SEC stated:

          Since the Act was adopted in 1935, the world economy has changed vastly. Products and services are increasingly traded on a global market. Financial and securities markets are becoming more international. There is every reason to believe that this development will continue, and even accelerate.

          Against this backdrop, we note the increasing opportunities for international utility investments and demand for American utility expertise abroad. . . .  We agree with the commmenter, CNG, that
          "there is nothing in the 1930 era abuses cited in Section 1(b) which is apropos to the concentrated and project directed financings in the foreign utility investment transactions in the 1990s."

     Southern Co., Holding Co. Act Release No. 25639 (Sept. 23, 1992) (citation

     ------------

     omitted).  The Energy Policy Act of 1992 subsequently amended the Act to create new sections 32 and 33 which expressly permit registered holding companies to invest in foreign utility operations.  In a floor statement,

     Senator Riegle explained that it was Congress' intention that registered holding companies be able to respond to "immediate and fleeting opportunities for U.S. companies."<36>

          Although the same logic would apply in the instant matter, the exemption under section 33, which tracks the statutory definitions of gas and electric utility companies, does not by its terms extend to investments in foreign gas exploration, production, transportation and storage as such.

     The omission of these activities may be viewed as an unintended consequence of the decision in 1935 to narrow the definition of gas utility company to lessen the regulatory burden on the oil and gas industry.<37>  If, as originally proposed, the definition of gas utility had extended to production and transportation, as well as to distribution, it is likely that these activities would have been similarly exempted by the Energy

     Policy Act of 1992.  As it remains, and as recognized by the GRAA, these activities are integral to the operation of a gas utility system.  Their characterization as "nonutility" activities is a legal fiction that follows from the decision of the Congress in 1935 not to attempt to regulate the entire oil and gas industry.

          The Energy Policy Act also implicitly authorized registered holding companies to engage in foreign nonutility activities.  The Federal Energy

     Regulatory Commission has interpreted section 32 of the Act, which requires that an exempt wholesale generator be engaged "exclusively" in owning or

     ---------------------
     <36> Statement of Sen. Riegle, Cong. Rec. S17629 (Oct. 8, 1992).

     <37> The Senate Report explains:

          "Gas utility company" had been defined in the original title to include every person in the business of producing, transporting, or selling natural or manufactured gas. The committee did not find it desirable to include so broad a group of persons and has limited the definition for the purposes of [the 1935 Act] so as to reach only companies in the business of distribution at retail, thus excluding companies, whose only interest in the gas business is in the sources of supply or in transportation.

     S. Rep. No. 621, 74th Cong., 1st Sess. 5 (1935) ("Senate Report").

     operating eligible facilities, to permit certain incidental nonutility activities.  Section 33, which does not contain an "exclusively"

     requirement, on its face would seem to permit foreign nonutility activities by an entity that has notified the SEC of its status as a foreign utility company.

          In addition, since 1992, the SEC has issued a series of orders enlarging the scope of permissible nonutility activities.  In 1994, the SEC authorized Central and South West Corporation to provide a wide range of services, including design, construction, engineering, operation,

     maintenance, management, administrative, employment, tax, accounting,

     economic, financial, fuel environmental, communications, energy conservation, demand side management, overhead efficiency, utility performance and electronic data processing, as well as software development and support, services to "foreign electric utility enterprises."  Central

                                                                      -------

     and South West Corp., Holding Co. Act Release No. 26156 (Nov. 3, 1994).  A

     --------------------

     year later, in the EUA Cogenex order discussed above, the SEC removed

                       -----------

     previous restrictions on sales of goods and services to nonassociates,

     implicitly authorizing that company to render energy management services worldwide.  Eastern Utilities Associates, Holding Co. Act Release No. 26232

                 ----------------------------

     (Feb. 15, 1995).<38>  Similarly, the SEC removed the 50% limitation on the activities of HEC Canada and HEC International, permitting those companies to provide energy management, demand side management and consulting service worldwide.  Northeast Utilities, Holding Co. Act Release No. 26335 (July
                 -------------------

     19, 1995).  See also Central and South West Corporation, Holding Co. Act
                 --- ---- ----------------------------------

     Release No. 26367 (Sept. 1, 1995), and Allegheny Power System, Holding Co.

                                           ----------------------

     Act Release No. 26401 (Oct. 27, 1995).  Concurrently, in its release

     -------------------
     <38> The SEC had previously authorized the formation of a subsidiary EUA
          Cogenex Canada for the sale of energy management and demand-side management services to Canadian institutional customers. EUA
                                                                    ---
          Cogenex, Holding Co. Act Release No. 26135 (Sept. 30, 1994).
          -------
     proposing rule 58, the SEC stated that "it is unnecessary to restrict the extent to which an energy-related company or a gas-related company may serve nonassociate companies."



     (iii)     THE FOREIGN ENERGY ACTIVITIES WILL BENEFIT CNG'S CONSUMERS.

          The activities of CNG International will benefit domestic utility consumers both directly, by enabling CNG to develop greater expertise in operating in competitive markets, and indirectly, by generating economic profits that will contribute to the financial strength of the CNG system and so result in continued low rates for CNG's consumers.  Such profits would be due, in part, to the higher rate of return associated with investments in foreign energy markets.

          To succeed in a competitive marketplace, CNG International must provide benefits for these consumers as well.  The interchange of technical and other expertise, between the domestic and foreign portions of the CNG system will also contribute to the strength of the system as a whole.  Many energy markets in other parts of the world are more developed than those in the United States.  The ability to move technological and market intelligence to and from CNG's domestic markets will make the Company more competitive, and so benefit consumers of both utility and nonutility companies in the CNG system.  In addition, the proposed activities will contribute to the optimal use of system resources, allowing such resources to be deployed over larger market areas, and permitting full utilization of system personnel.  As the sponsors of the GRAA recognized, technical advances and expertise may also be developed through these activities that may benefit consumers.<39>

     -------------------
     <39> S17585 Cong. Rec. (Oct. 27, 1990).

     (iv) CONCLUSION

          Clearly much has changed since 1981 when CNG sold its Canadian operations because they were unable to use the properties as a direct source of supply for the CNG domestic utility system.  See Consolidated
                                                            --- ------------

     Natural Gas Co., Holding Co. Act Release No. 22016 (Apr. 21, 1981, as
     ---------------

     amended Apr. 23, 1981).  With developments in infrastructure and technology, the gas from those operations is now serving utility customers in California.

          The gas industry, which has already undergone the first round of restructuring, now faces a second wave of challenges as companies seek to compete in a global energy market.  Other companies, that are not subject to the 1935 Act, have already penetrated these markets.  As noted

     previously, Enron Corporation, for example, has proclaimed its intention to be the first gas "major," with the capability of providing energy for all classes of customers world-wide.  At present, Enron and its subsidiaries are engaged in the gathering, transportation and marketing of natural gas throughout the United States and internationally through approximately

     44,000 miles of pipelines.  The company is also involved in the exploration for and production of natural gas and crude oil in the United States and internationally, the production, purchase, transportation and world-wide marketing of natural gas liquids and refined petroleum products, the independent development, construction and operation of gas-fired power plants in the United States and internationally, and a wide range of energy marketing and brokering activities.

          Exempt holding companies, as well, have acquired significant interests in foreign gas-related ventures.  In 1995, CMS Energy Corporation, an exempt gas and electric utility holding company, through its pipeline subsidiary, acquired a 25% interest in Argentina's Trasportadora Gas del

     Norte pipeline for approximately $140 million. In addition, the company has announced that its oil and gas exploration and production subsidiary has entered into an agreement to acquire Pecten Yemen Company, an affiliate of Shell Oil Company, that holds a working interest in the East Shabwa

     Contract Area.  These efforts are in addition to the company's significant domestic activities, including power marketing and brokering.

          The proposed Foreign Energy Activities are a necessary complement to the foreign utility activities authorized under the Energy Policy Act of

     1992.  Strategic benefits are anticipated to stem from the company's participation in new energy markets.  While investments in foreign projects may pose risks that do not arise in the domestic electric utility industry,

     these risks are not an absolute bar to foreign investment.  Rather, as the

     SEC emphasized in its recent order permitting Southern to invest an amount equal to 100% of its consolidated retained earnings in exempt wholesale generators and foreign utility companies, there is a need for the registered holding company to establish procedures to identify and mitigate such risks.<40>

          In this matter, as discussed previously, there are ample safeguards for consumer interests.  The transactions will be structured so that investors and not consumers will bear the risks that may be associated with these new ventures.  As explained previously, CNG conducts a thorough review of any proposed investment, with a view toward risk management.  The international operations will be conducted with the same prudence and sound business judgment that has resulted in CNG's present status as one of the country's most financially sound energy providers.

          Accordingly, for the reasons set forth above, CNG requests that the

     SEC authorize the proposed pipeline investments and reserve jurisdiction over the other proposed gas transmission and storage, gas exploration

     ------------------
     <40> Southern Co., Holding Co. Act Release No. 26501 (Apr. 1, 1996).
          ------------
     and production and the marketing and brokering of energy commodities,

     pending completion of the record. Further, to the extent necessary, CNG requests that the Commission reserve jurisdiction with respect to the retainability of the oil pipeline in connection with the Bolivian project.

  	  Based on information provided to CNG by the Bolivian government,

     the present book value of the gas and oil pipelines is approximately $293 million.  The oil pipeline assets will  initially represent approximately

     28% of that total; however, upon completion of the proposed Bolivia to

     Brazil pipeline  project in 1999, that percentage will decrease so that the oil pipeline will represent only 11% of the total pipeline assets.

          In absolute terms, CNG will acquire one-third of a 50% interest in the project.

               The proposed Bolivia to Brazil gas pipeline, of course, is the reason that CNG is seeking to bid on the hydrocarbon transportation unit.  The oil pipeline has been packaged with the gas transportation assets, and bids must be submitted on the project as a whole.

               CNG believes that the oil pipeline is a proper incident of the gas transportation business but requests that the Commission not reach the issue at this time but rather reserve jurisdiction over the retainability of the oil pipeline for a period of three  years,  During that time, the applicants undertake that they will either demonstrate that the standards of the Act, as set forth in section 11 or as modified by the GRAA, are satisfied with respect to retention of the oil pipeline and obtain a supplemental order of the Commission to that effect, or else divest their interest in the oil pipeline.


     Item 4.   Regulatory Approval
               -------------------

          The authorization sought herein is not subject to the jurisdiction of any State or Federal Commission (other than the Commission).


     Item 5.   Procedure
               ---------

          It is hereby requested that the Commission issue its order with respect to the two proposed pipeline transactions on or before October 25,

     1996.
          It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions.  The Division of Investment Management - Office of

     Public Utility Regulation may assist in the preparation of the Commission's decision.  There should be no waiting period between the issuance of the

     Commission's order and the date on which it is to become

     effective.

	 Subject to the terms and conditions prescribed in Rule 24 under the

      Act, in lieu of certificates required to be filed thereunder, the applicant shall file:

              (1) within ninety days following the acceptance or rejection of its bid on each pipeline project, a certificate so stating the applicant's bidding status or investment position, as the case may be, accompanied by a detailed description of each pipeline project (including, as applicable,

     the oil pipeline) in respect of which the applicant's bid has been accepted; and

               (2) on an annual basis with ninety days following each June

     30 and December 31, in respect of each pipeline project entity in which the applicant has acquired an interest, a description of each pipeline project, including, as applicable, the oil pipeline) and a copy of such entity's balance sheet, income statement and any related notes, all in

     English.


     Item 6.   Exhibits and Financial Statements
               ---------------------------------

          The following exhibits and financial statements are made a part of this statement:

           (a)  Exhibits

           A-1   Certificate of Incorporation of CNG International.

           A-2   By-laws of CNG International.*

           B-1 List of Diversified Natural Gas Companies Moving into International Markets.

           B-2   List of Natural Gas Fired Facilities by Region (1990-2015).

           B-3 News Releases of Export-Import Bank Concerning Foreign Energy Projects.

           B-4   Analysis of Foreign Investment Risks

            F    Opinion of counsel for CNG and CNG International.

-------------
*  Filed Previously


     Item 7.  Information as to Environmental Effects
              _______________________________________

           The proposed transactions do not involve major federal action having a significant effect on the human environment.

           No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                                      SIGNATURE



          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                        CONSOLIDATED NATURAL GAS COMPANY


                                   By   /s/ D. M. Westfall
                                        -----------------------------
                                        D. M. Westfall
                                        Senior Vice President
                                        and Chief Financial Officer


                                        CNG INTERNATIONAL CORPORATION

                                   By    /s/ N. F. Chandler
                                         ----------------------------
                                         N. F. Chandler
                                         Its attorney


     Date: October 18, 1996